Exhibit 99.6

Press Contact:
Jonathan Stotts
Actimize
212-994-3865
jonathan.stotts@actimize.com

Investors:
Daphna Golden
NICE Systems Ltd.
+1 877 245 7449
daphna.golden@nice.com

A Leading French Investment Bank is First to Add Actimize
Transaction Reporting to Comply with New MiFID Regulations

Actimize's Extensive Involvement in MiFID Research and Flexible Solutions
makes it Best Fit for Large Banks Seeking Rapid Implementations

Paris & London – October 17, 2007 – Actimize, the leading provider of transactional risk management software for the financial services industry and a NICE Systems (NASDAQ:NICE) company, today announced that a leading French investment bank has selected the Actimize MiFID Transaction Reporting Solution. The bank, an existing Anti-Money Laundering client, will use the new Actimize solution to comply with the obligations that will be imposed by the Markets in Financial Instruments Directive (MiFID).  The solution will be put in place to monitor all of the bank’s financial instruments transactions processed in the French market.

Actimize MiFID Transaction Reporting is one of the Actimize MiFID brokerage compliance offerings introduced in May 2007. Other offerings include Client Classification and Suitability, Best Execution Compliance, Client Order Handling Surveillance and Conflicts of Interest Surveillance. All MiFID offerings share the same analytical engine and the Actimize Case Manager software for workflow and investigation processes.

With the MiFID effective date approaching, financial institutions are racing to implement internal changes that will allow them to continue to provide services across borders and maintain branches in various European Union states. To comply with MiFID, businesses are required to have procedures in place to report details of all transactions in instruments traded on a regulated market to the competent authority. This creates a particular challenge for many financial institutions, as they need to meet the new requirements of more than one national regulator.

Actimize is drawing on its expertise and knowledge of the financial markets and its intensive work with various financial institutions in Europe to provide firms with a robust and scalable solution to meet the new regulations.

The Actimize MiFID Transaction Reporting software monitors a firm’s trade reporting obligations and alerts the compliance and supervisory personnel of potential violations. The solution also allows firms to comply with the intra-day reporting requirements by providing real- time alerts to the desk supervisor in the event of missing or incorrect trade reports before the day is past. Alerts are generated for transactions that were not reported, not reported on a timely basis, and/or not correctly reported. Alerts are scored, based on transaction size, the time delay in the trade report and the prior alert history of the trader and the security. The scenarios can be configured for each Reporting Authority, MTF or Exchange.

“When it comes to transaction reporting, financial institutions need to have confidence in the quality of the solution they are using,” says Bruno Piers de Raveschoot, Director of Actimize Europe. “Our heavy involvement in MiFID from a research and planning perspective has helped us to better understand the needs of the industry and bring to market a comprehensive suite of enterprise-wide offerings that can help firms effectively meet their compliance obligations.”

About Actimize
Mitigating transactional risk across enterprise silos, Actimize is a leading provider of software solutions for anti-money laundering, brokerage compliance and fraud prevention. Built on a patented, scalable and extensible analytics platform, Actimize solutions enable financial institutions to increase their insight into real-time customer behavior and improve risk and compliance performance. Six of the top 10 global banks and eight of the top 10 U.S. brokerages use Actimize solutions to process hundreds of millions of transactions a day. Actimize, a NICE Systems (NASDAQ: NICE) company, has offices in New York, Israel, London and Tokyo. For more information, go to www.actimize.com.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions™ solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data – from telephony, web, email, radio, video, and other data sources. NICE’s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in 100 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

NICE Trademarks:
360° View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company’s reports filed from time to time with the Securities and Exchange Commission.